
02030928

Big Lots Inc
ARLS
P.E. 2/2/02

RECD S.E.C.
APR 15 2002
071



PROCESSED
APR 17 2002
THOMSON
FINANCIAL

BIG THINGS IN STORE]

2001 BIG LOTS, INC. ANNUAL REPORT

FINANCIAL **HIGHLIGHTS**

($ in thousands, except per share amounts)

	01	00[a]	99	98	97	96	95[a]	94	93	92
EARNINGS DATA										
Net sales	$3,433,321	$ 3,277,088	$2,933,690	$ 2,550,668	$2,492,839	$2,241,940	$ 2,034,261	$ 1,821,200	$1,590,071	$1,396,589
Net sales increase	4.8%	11.7%	15.0%	2.3%	11.2%	10.2%	11.7%	14.5%	13.9%	6.9%
Income from continuing operations (b)	$ 30,169	$ 98,324	$ 92,666	$ 86,263	$ 120,321	$ 79,208	$ 100,634	$ 91,998	$ 76,683	$ 47,628
Income from continuing operations increase (decrease) (b)	(69.3)%	6.1%	7.4%	(28.3)%	51.9%	(21.3)%	9.4%	20.0%	61.0%	(11.8)%
Income from continuing operations per share - diluted (b)	$ 0.26	$ 0.87	$ 0.82	$ 0.76	$ 1.07	$ 0.73	$ 1.00	$ 0.93	$ 0.78	$ 0.49
Income from continuing operations per share - diluted increase (decrease) (b)	(70.1)%	6.1%	7.9%	(29.0)%	46.6%	(27.0)%	7.5%	19.2%	59.2%	(14.0)%
Average diluted common shares outstanding	113,660	112,414	112,952	112,800	112,063	108,402	100,645	98,492	98,335	97,866
Gross profit - % of net sales (b)	40.9%	42.3%	43.1%	42.2%	42.5%	42.3%	43.4%	44.2%	44.4%	44.5%
Selling and administrative expenses - % of net sales (b)	38.8%	36.6%	37.3%	36.0%	34.4%	36.0%	34.7%	35.2%	35.9%	38.3%
Operating profit - % of net sales (b)	2.0%	5.7%	5.8%	6.2%	8.1%	6.3%	8.8%	9.0%	8.5%	6.2%
Interest expense - % of net sales	0.6%	0.7%	0.6%	0.6%	0.7%	0.7%	0.9%	0.6%	0.5%	0.7%
Income from continuing operations - % of net sales (b)	0.9%	3.0%	3.2%	3.4%	4.8%	3.5%	4.9%	5.1%	4.8%	3.4%
BALANCE SHEET DATA AND FINANCIAL RATIOS										
Total assets	$ 1,533,209	$ 1,585,396	$ 1,911,298	$ 1,884,300	$ 1,595,394	$ 1,547,649	$ 1,058,887	$ 937,996	$ 837,783	$ 762,699
Working capital	672,200	775,573	521,350	584,436	351,627	353,046	398,377	254,613	282,852	248,139
Inventories	705,293	744,945	735,926	689,865	565,742	627,520	571,605	449,223	414,763	350,418
Property and equipment - net	515,023	481,909	444,530	413,351	407,620	380,178	363,234	339,720	301,668	291,624
Long-term debt	204,000	268,000	50,000	285,000	104,310	143,757	121,435	44,941	53,869	104,475
Shareholders' equity	$ 927,533	$ 927,812	$1,300,062	$ 1,181,902	$1,034,542	$ 934,114	$ 619,963	$ 532,115	$ 515,885	$ 433,906
Current ratio	3.1	3.4	2.1	2.8	1.9	1.8	2.4	1.8	2.2	2.2
Inventory turnover (c)	2.7	2.6	2.3	2.3	2.5	2.2	2.3	2.4	2.3	2.5
Long-term debt to total capitalization	18.0%	22.4%	3.7%	19.4%	9.2%	13.3%	16.4%	7.8%	9.5%	19.4%
Return on assets - continuing operations (b)	2.0%	6.2%	6.5%	6.5%	10.4%	6.8%	9.5%	9.8%	9.2%	6.2%
Return on shareholders' equity - continuing operations (b)	3.3%	10.6%	7.1%	7.3%	11.6%	8.5%	16.2%	17.3%	14.9%	11.0%
Book value per share	$ 8.11	$ 8.28	$ 11.71	$ 10.79	$ 9.60	$ 10.19	$ 8.30	$ 7.26	$ 7.10	$ 6.01
CASH FLOW DATA										
EBITDA (b)	$ 139,054	$ 247,756	$ 228,102	$ 210,939	$ 256,368	$ 192,502	$ 226,337	$ 206,759	$ 174,414	$ 123,397
EBITDA increase (decrease) (b)	(43.9)%	8.6%	8.1%	(17.7)%	33.2%	(14.9)%	9.5%	18.5%	41.3%	(6.5)%
Depreciation and amortization	$ 68,986	$ 62,290	$ 58,488	$ 53,737	$ 54,515	$ 51,273	$ 48,236	$ 42,477	$ 39,065	$ 36,835
Capital expenditures	$ 107,561	$ 114,847	$ 83,068	$ 82,813	$ 85,714	$ 55,775	$ 74,208	$ 82,372	$ 75,359	$ 55,665
STORE DATA										
Number of stores	1,335	1,290	1,230	1,128	1,025	933	852	766	669	586
Gross square footage (000's)	35,528	33,595	31,896	29,015	26,623	24,253	22,633	20,383	17,609	15,472
Increase in square footage	5.8%	5.3%	9.9%	9.0%	9.8%	7.2%	11.0%	15.8%	13.8%	6.6%
Average gross square footage per store	26,613	26,043	25,932	25,723	25,974	25,995	26,565	26,610	26,321	26,403
STORE SALES										
Comparable store sales growth (decline)	2.0%	3.7%	7.5%	(2.1)%	4.8%	3.3%	0.6%	2.8%	1.1%	0.4%
Average sales per store (d)	$ 2,616	$ 2,555	$ 2,488	$ 2,369	$ 2,546	$ 2,512	$ 2,498	$ 2,538	$ 2,534	$ 2,457
Sales per gross square foot (d)	$ 99	$ 98	$ 96	$ 92	$ 98	$ 96	$ 94	$ 96	$ 96	$ 93

(a) Fiscal years 2000 and 1995 are comprised of 53 weeks.
(b) Income from continuing operations, profitability ratios, and EBITDA are before extraordinary charges, cumulative effect of a change in accounting principle, and one-time charges (including non-cash 2001 fourth quarter charges).
(c) Inventory turnover calculated before non-cash 2001 fourth quarter charges.
(d) Excludes sales impact of 53rd week in 2000 and 1995.

COMPANY PROFILE

ig Lots is America's largest broadline closeout retailer. Our stores offer a unique shopping experience with brand-name closeouts, bargain-priced basics, and one-of-a-kind deals. We have a dedicated following of loyal customers and an uncompromising commitment to helping them save money.

On May 16, 2001, we changed our name to Big Lots, Inc. and began converting all our stores to a single national brand; 205 store conversions were completed in 2001. Our NYSE trading symbol became BLI, replacing our former symbol CNS (Consolidated Stores Corporation).

We currently operate 1,335 stores in 45 states consisting of 1,105 Big Lots, 131 Pic 'N' Save, 37 Mac Frugal's, and 62 Big Lots Furniture Stores. Additionally, 566 of our stores contain furniture departments. The conversion of all our stores to the Big Lots brand is expected to be completed in 2002. We also operate a Wholesale Division and an online business-to-business wholesale Web site.

We strengthened our market presence in 2001 with 78 new Big Lots stores and 134 furniture departments. To position our company for future growth, we opened our fourth distribution center in Tremont, Pennsylvania, and broke ground for a fifth distribution center in Durant, Oklahoma.

Headquartered in Columbus, Ohio, Big Lots is a Fortune 500 company with annual revenues exceeding $3.4 billion. We employ over 40,000 associates in our stores, distribution centers, and offices.

Since opening our first closeout store in 1982, we have continued to offer brand-name closeout merchandise priced 20 to 40 percent below most discount retailers, and up to 70 percent below conventional retailers. Through excellent relationships with vendors, high-volume purchases, and strict expense control, we pass tremendous savings on to our customers.


3,500
3,000
2,500
2,000
1,500
1,000
500
$1,397
$1,590
$1,821
$2,034
$2,242
$2,493
$2,551
$2,934
$3,277
$3,433
92 93 94 95 96 97 98 99 00 01

SALES $ in millions


1,400
1,200
1,000
800
600
400
200
586
669
766
852
933
1,025
1,128
1,230
1,290
1,335
92 93 94 95 96 97 98 99 00 01

NUMBER OF STORES


1.2
1.0
0.8
0.6
0.4
0.2
$0.49
$0.78
$0.93
$1.00
$0.73
$1.07
$0.76
$0.82
$0.87
$0.26
92 93 94 95 96 97 98 99 00 01

INCOME PER SHARE (1)

(1) Income from continuing operations before extraordinary charges, cumulative effect of a change in accounting principle, and one-time charges (including non-cash 2001 fourth quarter charges).



TABLE OF CONTENTS



Meet some of the people who are making Big Lots the World's Best Bargain Place



WELCOME TO BIG LOTS!™


Health &
Beauty Care
PRICES

From the very start, *innovation* has driven our success at Big Lots. We defined value in the closeout marketplace. We delivered the brand-name bargains our customers wanted. And we created the closeout moment by combining quality, price, and selection with *shopping excitement.*

Our brand is built on our unshakeable commitment to helping our customers save money. That single-minded purpose has no boundaries. As we look to the future, we will continue to focus on our key strategies for growth: building our brand, refining our merchandise mix, maximizing our supply chain, valuing our associates, and listening to our customers like never before.

We're putting our knowledge, experience, and buying power to work to capture the growing base of value-conscious consumers. Together with our investors and associates, we have but one vision: *To be the World's Best Bargain Place.*

COME ON IN.
BROWSE AROUND.
AND SEE WHAT'S IN STORE.

TO OUR **SHAREHOLDERS**



In last year's letter, we announced a five-year strategic plan to realize the immense potential of our business. We confronted new realities that revealed the need to change the way we do business. And we asked for your patience in letting the strategies we put in place in 2001 unfold. We are pleased, therefore, to report on the progress we have made toward achieving our vision as the World's Best Bargain Place.

We see tremendous opportunities in our business. Closeout retailing is truly a differentiated niche. The low prices we offer — on average 20 to 40 percent less than national discounters — are gaining ground with consumers from every walk of life. We have a business that not only brings great bargains to our customers, but also generates some of the highest gross margins in retailing for our investors.

We are proud to be America's largest broadline closeout retailer. Now we are implementing the strategies that will enable us to produce earnings growth reflective of our market leadership. As a public company, it can be challenging to stay focused on long-term initiatives when there are many short-term pressures to consider. We have resisted the temptation to sacrifice our long-term vision for short-term results. The gains we achieve will be based on our determination to deliver on the promise we make to our customers each day: savings, service, and shopping excitement.

While our financial performance in 2001 was disappointing, it is important to understand these results in the context of our accomplishments. These accomplishments are a testament to our associates and their ability to redirect their skills and energy toward building our brand and executing our business initiatives. We begin by summarizing our progress across our five key initiatives.

BUILDING OUR BRAND

Our first initiative is well under way. We're converting our former array of store names and company name to one common brand: Big Lots. This single identity is helping us boost brand awareness among customers, suppliers, investors, and the general public.

In 2001 we converted over 200 of our Odd Lots, Mac Frugal's, and Pic 'N' Save stores to the Big Lots name while updating store interiors. These store conversions delivered strong sales increases during their grand reopenings and continue to outperform the balance of the chain. We expect to complete all of our name-change conversions during 2002 — one year ahead of our initial plan.


BIG LOTS


SPECTACULAR
FURNITURE DEALS
BIG! LOTS

Our single identity provides the foundation for national television marketing. During 2001 we eliminated 10 circulars and reallocated the funds to television advertising. This two-part strategy is helping us build a significant competitive advantage. Circulars continue to drive immediate customer traffic to our stores, while our award-winning TV ads are attracting new customers and creating top-of-mind brand awareness.

CUSTOMER-DRIVEN MERCHANDISING

Technology upgrades and data warehousing tools are helping us better understand how consumers respond to our merchandise. And we're learning more about our customers every day through field research and surveys. Based on this data, we're building category strength and becoming a destination store for many in three key areas: consumables, seasonal, and home.

Our customers tell us they love our treasure-hunt atmosphere — the unique, hot deals that make shopping at Big Lots fun and exciting. Brand-name closeouts in every category continue to be our number one priority. In addition, we've supplemented our closeout merchandise with a reliable assortment of in-stock staples.

We're proud to offer our customers an exciting selection and the lowest prices in town. Our price advantage is what truly differentiates us from our competitors. We've stayed focused on the integrity of our pricing to ensure a substantial savings perception from our customers while maximizing gross margin return for our shareholders.

CUSTOMER-DRIVEN STORES

In today's marketplace, great prices alone are not enough. We surveyed Big Lots customers about their overall shopping experience. With this feedback as our guide, we're making major improvements in our service and facilities. Our top priorities include quick checkout, friendly service, attractive presentation, and cleanliness.

We completed improvements in our front-end register systems to decrease checkout time and increase communication between our stores and central offices. We also made companywide upgrades in signage, associate logowear, restrooms, and lighting.

Ongoing consumer research is helping us make continued improvements. By laying the building blocks for an enjoyable shopping experience, we'll ultimately increase customer counts, customer conversion rates, and the size of our average transaction.


igloo

SUPPLY CHAIN MANAGEMENT

By integrating customer data with our supply chain systems, we're delivering a more consistent, customer-focused selection of merchandise. Decision-makers across the company are benefiting from new SKU-level data to get products to the right place at the right time at the lowest possible cost.

Improvements in our systems have enabled us to increase inventory turns through better category management, demand-based allocation, and more responsive and effective markdowns. We are pleased to report that we increased our inventory turns over the prior year during a period when sales were running below our initial plan. We also repositioned our inventories in many areas such as home décor and health and beauty care, while introducing new categories like gourmet foods.

During 2001 we opened a new 1.2 million-sq.-ft. distribution center (DC) in Tremont, Pennsylvania, our most successful start-up to date. The conversion to a new operating system in our Columbus, Ohio, DC was completed, as well as an expansion of our facility in Montgomery, Alabama. To position us for future growth, ground was broken for our fifth DC in Durant, Oklahoma.

BUILDING THE TEAM



We continued to invest in our most important asset — our associates. In 2001 we made appointments to our team in critical positions. Consistent with our values, we promoted many experienced leaders throughout the company. And we are operating with our leanest, most efficient general office staff in 10 years.

We've worked closely with the Blanchard Group through their High Performing Organization survey to strengthen our culture of teamwork and leadership. We also significantly decreased store associate and management turnover during the past 18 months. We continue to see reductions in this important indicator as we head into 2002.

FINANCIAL RESULTS

We experienced a reduction in the company's earnings per share in 2001, falling below our plan. This earnings shortfall was driven by three primary factors: sales, gross margin rate, and investment spending.

Our same store sales performance finished positive for the year, yet below our original plan. This shortfall in sales also affected our gross margin rate, as we were committed to maintaining inventory turns and took the appropriate markdowns. We believe the shortfall in sales was, in large part, a continuation of the weak customer count trends we experienced in previous years. Without question, a sluggish economy created uncommon challenges for many retailers in 2001. However, we believe that with continued execution, our business model should perform well in most any type of retail climate.

Investment spending also contributed to reduced earnings. As we announced last year, we incurred approximately $22 million in expense related to implementing our key strategic initiatives. This P & L expense represents an investment in long-term earnings growth.

THE KEY IS A STEADFAST FOCUS ON THE EXECUTION OF OUR LONG-TERM STRATEGIC PLAN.

As shareholders ourselves, we are committed to increasing our sales and earnings. The key is a steadfast focus on the execution of our long-term strategic plan. From a balance sheet perspective, our execution in 2001 was solid. This year our inventories were lower every quarter. Our cash flow was positive, despite lower earnings and increased investment spending. And we remain a company with strong liquidity.

WE'VE LAID THE GROUNDWORK

When we formulated our strategic plan a year ago, we stated that improving our trends in customer transactions would be one of the most important measures of our progress. We're pleased to report we finished the year with a positive customer count for the first time in three years, and early trends in 2002 are promising.

Our hard work is beginning to be rewarded by our customers. With the enormous energy of our associates, the support of our investors, and the increasing power of our business, we believe that the best opportunities to fulfill our vision — and increase earnings — are just ahead.

Respectfully,



Michael J. Potter
Chairman, Chief Executive Officer
and President



Albert J. Bell
Vice Chairman and
Chief Administrative Officer

Being the World's Best Bargain Place takes great leaders, dedicated associates, and loyal customers. Meet some of the people who are making Big Lots America's number one broadline closeout retailer.


BIG
LOTS

Mollie Hall

VICE PRESIDENT, STORE OPERATIONS
PACIFIC NORTHWEST REGION

The big picture

My being here is fate. A year ago right before Christmas, I was taking a gift to a friend's house, but needed to get wrapping paper. On the way I saw a Mac Frugal's store with a sign for gift wrap, so I decided to stop. When I walked in, I felt like I'd discovered gold. I've been in retail for 22 years, but I'd never seen such incredible bargains. I bought some great wrapping paper, along with an entire cart of brand-name toys and gifts.

As a first-time customer, I recognized the extreme values. But I also noticed that the aisles were cluttered and dark. And the shopping experience just wasn't up to par.

Later that year when I heard about an opportunity with the company, I was intrigued. During my interview, I learned they were revamping their stores and converting all their locations to the Big Lots brand. And I was sold.

I'm here today because Big Lots is creating the kind of closeout shopping experience that I would want as a customer. I fell in love with the team — their goals, their determination, and their vision to become the World's Best Bargain Place. And I wanted to be part of the transformation.

It's been a journey, and a fast one. For the 105 stores in my region, it was like a whirlwind of change was coming through, and I was the tornado. We took tired locations and made them fresh and exciting. Our associates lived and breathed the conversion. And they're at the heart of the change our customers notice the most: great service.

At the end of the day, the Big Lots brand is more than a new logo. It's the way we keep our promises to our customers. It's the big picture that comes to mind when people think of our stores.

That's why our work will never be finished. You never arrive and say we've done it all now. The fact is, these aren't changes our CEO wants or Mollie Hall wants. This is what our customers are telling us to do. And we're working day in and day out to make sure they're never disappointed.

I used to think my first year with Big Lots was the best year of my life. But 2002 is going to be *incredible*.


Susan Zanon
DIRECTOR, HUMAN RESOURCES
COLUMBUS, OHIO



Hire vision

When I came to Big Lots in 1984, there were only 100 people in the General Office. I was fresh out of college, and I took a position as an assistant to our company founder, Sol Shenk. Shenk had a reputation for driving some hard bargains, and he could be pretty demanding. I was absolutely *petrified* at first. But the experience gave me the chance to see what I was made of and develop my business skills.

Our company has grown a lot since then, and so have I. My responsibilities continued to expand. And in 1990, I moved to our Human Resources department as a recruiter for the Big Lots team.

Over the years, I've hired hundreds of people. And there's one thing I always tell them during the interview: Expect change. Our business will always be evolving. Change is part of our company culture. If it weren't, I'd still be sitting back at our old office on Corvair Avenue.

It's my job to find people who want to be a part of our progress — who share our vision to become the World's Best Bargain Place. They also have to be the right fit for our culture. Some people like a blue suit environment. But our culture is more creative and outgoing. And we genuinely care about one another. I recently interviewed someone for a district manager position. After he met with one of our vice presidents, he asked, *Is everyone in your company that nice?* You could see the enthusiasm in his eyes.

Sometimes it's hard to believe I've been at Big Lots for almost 20 years. I left once — I was worried I'd stayed too long, so I took a position as a recruiting director with another company. Within a day, I knew I'd made a huge mistake. Luckily, I got the chance to come back. And I discovered something in the process. There's no shortage of talent and intelligence out there. But character builds a team.

BUILDING THE TEAM


Game Super Set
BIG LOTS!
BIG LOTS!
Push & go action!
Barbie

Joe Allendorfer

SENIOR BUYER, TOYS
COLUMBUS, OHIO

CUSTOMER-DRIVEN MERCHANDISING

Unforgettable deals

As a buyer, I never stop thinking about the next big deal. I can't turn off that thought — it stays with me, whether I like it or not. A couple of years ago, I was on a buying trip for dolls. After looking at hundreds of samples, I picked out 75 dolls and asked the vendor to deliver them to my hotel room. I laid them all out on the floor, studying each feature for hours, trying to remember every detail about what sold well the year before. Then about one o'clock in the morning, their eyes began staring back at me. That's when I went to the adjoining room — and locked the door.

Buying is an art and a science. You're always talking to customers and thinking about what they want. You study customer trends and data. Then all that information filters down to educated hunches about what your customers will like. This past holiday season, I wanted to do a full spread of 12-inch plastic soldiers and accessories in each store. My boss asked me, *Joe, how many guys play with dolls?* She went along with it, and we ended up doing $15 million in toy soldiers.

We understand who our customers are and what they want. Then it comes down to making the deal. We're known for making some of the best in the business. I think one thing we do — that other retailers don't — is work a lot harder for the price. We have to if we're going to be the best at saving our customers money. We also have flexibility that other retailers don't have, so we can respond to hot deals in the market.

When it's all said and done, it's about people. Like anything else in life, you give and you take. You treat people right. And everyone walks away with a deal, especially the customer.

We had a complete sell-through of toys in 2001. I think that's a good reflection of how we're staying in tune with what our customers want. We had the right mix, the right presentation, and the right value. I hope that doesn't sound too arrogant. But like we say, *when they're gone, they're gone.*

SUPPLY CHAIN MANAGEMENT

Delivering on the promise

came to Big Lots from a small apparel chain with 73 stores. Although I'd been in retail distribution for more than a decade, I didn't have what they call the "big box" experience. But I was interested in the larger challenge of helping the company launch its fourth distribution center in Tremont, Pennsylvania, and wanted the opportunity.

During our grand opening in July, one of the city councilmen said that he never thought there'd be anything this big in Tremont. Frankly, neither did I. The facility is the size of 26 football fields. It took 50,000 cubic yards of concrete to build — more than the Empire State Building. We currently service 200 stores from North Carolina to Maine. Big stuff for a town of 3,000 — and for me, too.

There were moments when I wondered what I'd gotten myself into. But what drew me to the company — and what gets me through each day — is a spirit of teamwork. We push 250,000 cartons of merchandise a week. But it's not just about moving boxes.

Distribution is really about how you work together as a group. It starts with the morning meeting to talk about what's hitting us that day. Usually we know about a week before. But in the closeout business, we may only get a day's notice. You're always adjusting staffing so you don't get behind the eight ball. It's the tough days that test us and make us better.

You measure your success in many ways. We look at whether we're meeting our deadlines, productivity goals, and accuracy numbers. We reached a 99.5 percent accuracy level last year. That says a lot about our team.

But the most important feedback comes from our customers. I talk with them to make sure they're pleased with our service. If they ask for something, I relay that information to our buyers. That's essential because the supply chain doesn't just end with the customer. It begins there, too.





Jim Davis

DIRECTOR OF DISTRIBUTION OPERATIONS
TREMONT, PENNSYLVANIA

Sarah Jungmann

MANAGER, STORE #562
COCONUT CREEK, FLORIDA

CUSTOMER-DRIVEN STORES

Service that shines

Meeting the needs of my customers is hard work, and it's work that I love. But 2001 had some special challenges. I am still reliving the day last summer that put our customer service skills to the test. It was a stormy August afternoon when it started. A few days earlier, a construction crew had finished tearing down a building that was attached to my store. But I didn't realize our roof had been damaged in the process.

We had just unloaded our end-of-day truck when the ceiling started to leak in the stock room. As it began to flood, we rushed to cover the merchandise with tarps. Then I heard an associate shout, *Sarah, come quick!* When I looked toward the front of the store, water was pouring through the ceiling, soaking everything from cash registers to customers.

I like to think on my feet. But what does service mean in a situation like *that?* At that point, keeping our customers happy meant keeping them dry. So we scrambled for umbrellas and escorted them through the store.

The bigger challenge came during the months of construction. Our customers expect attractive stores, and it took a lot of special effort to keep things looking good during the process. But great service means going the extra mile, no matter what the circumstances may be. And our reward is seeing people come back again and again.

In retail, you're always focused on what you can do for your customers. But I think good customer relationships are also built on what *they* do for us. Customers often tell me they can't imagine what they'd do without Big Lots. Many of them come in for just one thing, and they leave with an entire cart of merchandise. They know they can depend on us to save them money. And that's a good feeling for everyone.

They also know we'd do anything for them. Even though it was difficult, we stayed open during the construction. But we didn't see it as just something we had to get through. For all of us, the experience was a reminder to value our customers as dear friends, and to laugh as hard as we work. Because a great smile is what gets you through the day — especially a rainy one.

Smart shopping


BIG LOTS
Voit
Poppin' Top Bunnies
BIG LOTS

Teachers are always looking for ways to get kids involved in learning, especially *inexpensive* ways. That's why so many of us love Big Lots. Look at some of the things I've found — two huge closets filled with games and equipment. I use all of it to build my proficiency stations. Like plastic skeletons that were only $2.99. During Halloween, I took one apart and hung another one on the wall. Students had to learn the name of each bone and then match it to the complete skeleton. Now they *know* there are 206 bones in the body.

It's my job to create a stimulating learning environment, and Big Lots helps me do it affordably. I've been going there at least once a week for more than 10 years. The merchandise is always changing, so I've learned to buy it when I find it. Usually I buy two. But the day I found these brand-name basketballs for $5, I bought four.

You have to understand that I'm not a shopper. I hate to shop. But I do enjoy going to Big Lots. It's a quest to see what unique things I can find to help me refresh my lessons. Plus I enjoy saving money. I'm not as frugal as my mom, who still saves the cotton out of medicine bottles. But Big Lots always has what I need at the right price.

I just did proficiency stations on the heart with — you guessed it — supplies from Big Lots. Inflatable hearts, wooden hearts, plastic hearts — all kinds of things to engage and motivate our students. And it works. They can tell you how blood circulates through the heart and how many chambers it has.

It's more important than ever to link physical education with academics. The resources I get at Big Lots help me make that connection. And the kids usually have so much fun, they don't even realize they're learning.

Jane Krueger

PHYSICAL EDUCATION TEACHER
JOHN CLEM ELEMENTARY SCHOOL
NEWARK, OHIO

FINANCIAL INFORMATION

TABLE OF CONTENTS

SELECTED FINANCIAL DATA

The statement of operations data and the balance sheet data have been derived from the Company's Consolidated Financial Statements and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere herein.

	Fiscal Year Ended (a)				
	Feb. 2, 2002	Feb. 3, 2001 (b)	Jan. 29, 2000	Jan. 30, 1999	Jan. 31, 1998
(In thousands)					
Net sales	$3,433,321	$3,277,088	$2,933,690	$2,550,668	$2,492,839
Cost of sales	2,092,183	1,891,345	1,668,623	1,474,767	1,502,211
Gross profit	1,341,138	1,385,743	1,265,067	1,075,901	990,628
Selling and administrative expenses	1,368,397	1,200,277	1,095,453	918,699	858,775
Merger and other related costs					45,000
Operating profit (loss)	(27,259)	185,466	169,614	157,202	86,853
Interest expense	20,202	22,947	16,447	15,795	16,699
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	(47,461)	162,519	153,167	141,407	70,154
Income tax expense (benefit)	(18,747)	64,195	60,501	55,144	32,983
Income (loss) from continuing operations before cumulative effect of accounting change	(28,714)	98,324	92,666	86,263	37,171
Discontinued operations	8,480	(478,976)	3,444	23,155	48,764
Cumulative effect of accounting change				(12,649)	
Net income (loss)	$ (20,234)	$ (380,652)	$ 96,110	$ 96,769	$ 85,935

(a) References throughout this document to fiscal 2001, fiscal 2000, and fiscal 1999 refer to the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000, respectively.

(b) Fiscal 2000 is comprised of 53 weeks.

SELECTED FINANCIAL DATA

	Fiscal Year Ended (a)				
	Feb. 2, 2002	Feb. 3, 2001 (b)	Jan. 29, 2000	Jan. 30, 1999	Jan. 31, 1998
(In thousands, except per share amounts and store counts)					
Income (loss) per common share – basic:					
Continuing operations	$ (0.25)	$ 0.88	$ 0.84	$ 0.79	$ 0.35
Discontinued operations	0.07	(4.30)	0.03	0.21	0.45
Cumulative effect of accounting change				(0.11)	
	$ (0.18)	$ (3.42)	$ 0.87	$ 0.89	$ 0.80
Income (loss) per common share – diluted:					
Continuing operations	$ (0.25)	$ 0.87	$ 0.82	$ 0.76	$ 0.33
Discontinued operations	0.07	(4.26)	0.03	0.21	0.44
Cumulative effect of accounting change				(0.11)	
	$ (0.18)	$ (3.39)	$ 0.85	$ 0.86	$ 0.77
Weighted-average common shares outstanding:					
Basic	113,660	111,432	110,360	109,199	107,621
Diluted	113,660	112,414	112,952	112,800	112,063
Balance Sheet Data:					
Total assets	$1,533,209	$1,585,396	$ 1,911,298	$1,884,300	$1,595,394
Working capital	672,200	775,573	521,350	584,436	351,627
Long-term obligations	204,000	268,000	50,000	285,000	104,310
Shareholders' equity	$ 927,533	$ 927,812	$1,300,062	$1,181,902	$1,034,542
Store Data:					
Gross square footage	35,528	33,595	31,896	29,015	26,623
New stores opened	78	83	124	137	118
Stores closed	33	23	22	34	26
Stores open at end of year	1,335	1,290	1,230	1,128	1,025

(a) References throughout this document to fiscal 2001, fiscal 2000, and fiscal 1999 refer to the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000, respectively.

(b) Fiscal 2000 is comprised of 53 weeks.

CAUTIONARY STATEMENT FOR PURPOSES OF "SAFE HARBOR" PROVISIONS OF THE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. The Company wishes to take advantage of the "safe harbor" provisions of the Act.

This report, as well as other verbal or written statements or reports made by or on the behalf of the Company, may contain or may incorporate material by reference which includes forward-looking statements within the meaning of the Act. Statements, other than those based on historical facts, which address activities, events, or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other similar matters are forward-looking statements, which are based upon a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions within the bounds of its knowledge of its business, actual events and results may materially differ from anticipated results described in such statement.

The Company's ability to achieve such results is subject to certain risks and uncertainties, any one, or a combination, of which could materially affect the results of the Company's operations. These factors include: sourcing and purchasing merchandise, the cost of the merchandise, economic and weather conditions which affect buying patterns of the Company's customers, changes in consumer spending and consumer debt levels, inflation, the Company's ability to anticipate buying patterns and implement appropriate inventory strategies, continued availability of capital and financing, competitive pressures and pricing pressures, and other risks described from time to time in the Company's filings with the Securities and Exchange Commission. Consequently, all of the forward-looking statements are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by the Company will be realized or that they will have the expected effects on the Company or its business or operations.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

OVERVIEW

The discussion and analysis presented below should be read in conjunction with the Consolidated Financial Statements and related Notes appearing elsewhere in this report.

Business Operations

The Company is the nation's largest broadline closeout retailer. The Company's goal is to build upon its leadership position in closeout retailing, a growing segment of the retailing industry, by expanding its market presence in both existing and new markets. The Company believes that the combination of its strengths in merchandising, purchasing, site selection, distribution, and cost containment has made it a low-cost value retailer well-positioned for future growth.

At February 2, 2002, the Company operated a total of 1,335 stores operating as BIG LOTS, BIG LOTS FURNITURE, PIC 'N' SAVE, and MAC FRUGAL'S BARGAINS◦CLOSEOUTS. Wholesale operations are conducted through BIG LOTS WHOLESALE, CONSOLIDATED INTERNATIONAL, WISCONSIN TOY, and with online shopping at biglotswholesale.com.

The following table compares components of the statements of operations of the Company as a percentage of net sales. Results for 2001 include the impact of a $50.4 million (after-tax) non-cash charge described elsewhere herein.

	Fiscal Year		
	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Gross profit	39.1	42.3	43.1
Selling and administrative expenses	39.9	36.6	37.3
Operating profit (loss)	(0.8)	5.7	5.8
Interest expense	0.6	0.7	0.6
Income (loss) from continuing operations before income taxes	(1.4)	5.0	5.2
Income tax expense (benefit)	(0.6)	2.0	2.0
Income (loss) from continuing operations	(0.8)	3.0	3.2
Discontinued operations	0.2	(14.6)	0.1
Net income (loss)	(0.6)%	(11.6)%	3.3%

The Company has historically experienced, and expects to continue to experience, seasonal fluctuations, with a significant percentage of its net sales and operating profit being realized in the fourth fiscal quarter. In addition, the Company's quarterly results can be affected by the timing of store openings and closings, the amount of net sales contributed by new and existing stores, and the timing of certain holidays.

OVERVIEW *(Continued)*

Name Change and Reincorporation

On May 16, 2001, the Company announced that it had changed its name to Big Lots, Inc. and its ticker symbol to NYSE: BLI. The name change was approved at the Annual Shareholders' Meeting on May 15, 2001. Also approved was a proposal to change the state of the Company's incorporation from Delaware to Ohio. This change was affected by merging Consolidated Stores Corporation, a Delaware corporation ("Consolidated (Delaware)"), with and into the Company (the "Merger"). At the effective time of the Merger, the separate corporate existence of Consolidated (Delaware) ceased, and the Company succeeded to all business, properties, assets, and liabilities of Consolidated (Delaware). The shares of common stock of Consolidated (Delaware) issued and outstanding immediately prior to the effective time of the Merger were, by virtue of the Merger, converted into an equal number of shares of fully paid and non-assessable common shares of the Company.

In connection with this change, all stores under the names Odd Lots, Mac Frugal's, and Pic 'N' Save are being converted to Big Lots over a two-year period. Through February 2, 2002, 205 stores had been successfully converted to the Big Lots name. As of the end of fiscal 2001, 1,167 of the Company's 1,335 stores were under the Big Lots name. The Company expects that the remaining stores will be converted to the Big Lots name during 2002. In connection with this process, the Company has made certain improvements to the converted sites. The improvements made vary by location and include, among other things, painting, lighting retrofits, new signage (interior and exterior), new flooring, and updated restrooms. The Company believes that Big Lots is its most recognizable brand name and that this change offers numerous opportunities to increase brand awareness among customers, suppliers, investors, and the general public. The Company believes the change will also allow it to leverage future television advertising and other expenses.

On August 22, 2001, the Company announced that its Board of Directors had unanimously voted to redeem the preferred stock rights issued under the Company's Rights Agreement, sometimes referred to as a "poison pill." The redemption was a direct result of the Company's redomestication into Ohio, as approved by its shareholders at the Company's 2001 Annual Meeting. At the 2000 Annual Meeting, a non-binding shareholder proposal passed seeking the termination of the Company's Rights Agreement. The Board believes that the statutory protections offered by the Company's new state of incorporation provide adequate safeguards to permit the Board and the Company's shareholders to fully and fairly evaluate any takeover offer, whether coercive or not. Accordingly, the Board found it to be in the best interest of the Company and its shareholders to redeem the preferred stock rights issued under the Rights Agreement.

OVERVIEW *(Continued)*

Sale of Division

On June 27, 2000, the Company announced its decision to separate the toy and closeout businesses by divesting the Company's KB Toy Division. The financial statements and notes have been reclassified for all applicable periods presented to reflect the toy segment as a discontinued operation.

On December 7, 2000, the Company closed the sale of its KB Toy Division to an affiliate of Bain Capital, Inc. In connection with the sale, the Company recorded an after-tax loss of $479.0 million consisting of a $48.2 million after-tax loss from operations and a $430.8 million after-tax loss on the disposal of the KB Toy Division.

The buyer purchased the business in conjunction with KB Toy's management, who were retained to lead the KB Toy business. Gross proceeds totaled approximately $305 million, consisting primarily of $258 million in cash, a note with a face amount of $45 million, and a warrant to acquire common stock of the buyer's parent. The note receivable matures on December 7, 2010 and bears interest at a rate of 8 percent. The interest is payable in annual installments to be paid by issuing additional notes with substantially identical terms as the original note. The warrant provides that the Company is entitled to purchase up to 2.5 percent of the common stock of the buyer's parent for a stated per share price. The stock can be purchased any time prior to December 7, 2005. The note and warrant are being accounted for on the cost basis. Proceeds from the sale were used primarily to pay down existing borrowings under the Company's Prior Revolver (defined elsewhere herein).

The Company has, as part of the sale agreement, retained the responsibility for certain KB insurance claims incurred through the date of closing of the sale (December 7, 2000). During the fourth quarter of 2001, the Company determined that the estimate for the related insurance reserves exceeded the expected liability. Accordingly, a portion of the insurance reserves established in connection with the sale of the KB Toy Division were adjusted and recorded as income from discontinued operations on the Company's statement of operations. This adjustment resulted in $8.5 million of after-tax income from discontinued operations in the fourth quarter of 2001.

OVERVIEW *(Concluded)*

Non-Cash 2001 Fourth Quarter Charge

In the fourth quarter of fiscal 2001, the Company recorded a non-cash charge of $50.4 million (after-tax), or $0.44 per diluted share. The charge represented a) costs to modify the Company's product assortment and exit certain merchandise categories ($6.1 million after-tax), b) adjustments to the estimated capitalized freight costs related to inbound imported inventories in response to better systems and information ($15.0 million after-tax), c) adjustments to inventory-related costs that were identified as a result of the completion of a significant multi-year conversion to a detailed stock keeping unit-level* inventory management system ($16.7 million after-tax), and d) changes in estimates and estimating methodology related to insurance reserves ($12.6 million after-tax). These charges are included in the Company's 2001 fourth quarter financial statements.

A critical element of the Company's overall business strategy has been a multi-year initiative to improve its information systems, the final phase of which was completed in fiscal 2001. The new systems have given the Company the ability to track and manage inventories at the SKU level with improved visibility and data. The new systems have also provided better information on inventory balances, and have given management the capability to assess profitability and financial returns down to the SKU level.

Based on an analysis of SKU-level information, the Company decided to modify its product assortment and exit certain categories of merchandise. This decision allowed the Company to expand its consumables and home décor categories, both of which management believes have superior financial returns. The markdowns associated with these discontinued products, all of which were taken during the fourth quarter of fiscal 2001, accounted for approximately $6.1 million (after-tax) of the charge described above. The Company believes this action will result in a more productive product assortment and a greater emphasis on the everyday consumable items that help drive repeat store traffic.

The second component of the charge related to the estimated capitalized import freight costs which are incurred in connection with inbound inventories sourced from outside the United States. New information systems have improved the Company's ability to manage merchandise flow and freight costs. These improved systems have also provided better information and tools for determining the proper amount of capitalized import freight costs to be recorded on the balance sheet. Accordingly, based on this new information, the Company has revised its estimates and methodology, resulting in a $15.0 million (after-tax) charge.

The third component of the charge pertained to inventory-related costs that had not been allocated to the cost of merchandise in the Company's detailed inventory stock ledger and, accordingly, were not being fully allocated to cost of goods sold. The Company identified this issue in the fourth quarter of 2001 as a result of the conversion to the new SKU-based systems, resulting in a $16.7 million (after-tax) charge.

The fourth and final component of the charge related to insurance reserves. At the end of fiscal 2001, the Company analyzed its insurance reserve accounts and implemented a new methodology that provided better actuarial estimates of future claims. This new methodology, combined with an upward trend in 2001 claims, resulted in a $12.6 million (after-tax) charge to increase the Company's insurance reserves. This charge consisted of two elements. The first related to the adjustment of reserves established in connection with the sale of the KB Toy Division, which resulted in $8.5 million (after-tax) income from discontinued operations. The second element of the charge was $21.1 million (after-tax) to increase reserves related to continuing operations.

** Hereinafter the term stock keeping unit is referred to as "SKU."*

FISCAL 2001 COMPARED TO FISCAL 2000

Net Sales

Net sales increased to $3,433.3 million for the fifty-two week fiscal year 2001 from $3,277.1 million for the fifty-three week fiscal 2000, an increase of $156.2 million, or 4.8%. This increase was attributable to sales from 78 new stores, offset in part by the closing of 33 stores, and a comparable store sales increase of 2.0%. Customer transactions increased 0.3% and the value of the average basket increased 1.7%. Comparable store sales growth was driven primarily by sales of consumables, home décor, and furniture along with incremental volume from conversion stores.

Gross Profit

Gross profit decreased $44.6 million, or 3.2%, in fiscal 2001 to $1,341.1 million from $1,385.7 million in fiscal 2000. Gross profit as a percentage of net sales was 39.1% in 2001 compared to 42.3% in the previous year. The decline in gross profit was primarily due to a non-cash fourth quarter charge of $37.8 million after-tax ($62.4 million before tax). This charge represented the cost to modify the Company's product assortment and exit certain categories, adjustments to the estimated capitalized import freight balances, and inventory-related costs that were identified as a result of the completion of a significant multi-year conversion to a detailed SKU-level inventory management system. The remaining decline in gross profit percentage was primarily due to aggressive markdowns and promotions taken to sell through seasonal merchandise and apparel. The decline was also impacted by a shift in product mix as customers increased purchases of lower margin consumable goods and reduced spending on more discretionary, higher margin items.

Selling and Administrative Expenses

Selling and administrative expenses increased $168.1 million in fiscal 2001 from $1,200.3 million in fiscal 2000. As a percentage of net sales, selling and administrative expenses were 39.9% in fiscal 2001 compared to 36.6% in fiscal 2000. The major cause of the increase was due to a $21.1 million after-tax ($34.9 million before tax) non-cash fourth quarter charge resulting from a change in estimate relating to insurance reserves, combined with an upward trend in 2001 claims. The remaining selling and administrative rate increase was primarily driven by the deleveraging impact of lower comparable store sales combined with planned strategic initiatives, including increased advertising, store maintenance, and customer service investments.

Interest Expense

Interest expense decreased to $20.2 million in fiscal 2001 from $22.9 million in fiscal 2000. The decrease in interest expense reflects favorable effective interest rates and a lower average debt balance.

Income Taxes

The effective tax rate of the Company was 39.5% in both fiscal 2001 and 2000.

FISCAL 2000 COMPARED TO FISCAL 1999

Net Sales

Net sales increased to $3,277.1 million for the fifty-three week fiscal year 2000 from $2,933.7 million for the fifty-two week fiscal 1999, an increase of $343.4 million, or 11.7%. This increase was attributable to sales from 83 new stores, offset in part by the closing of 23 stores, and a comparable store sales increase of 3.7% that was driven primarily by sales of seasonal goods and furniture. Customer transactions decreased 2.1% while the value of the average basket increased 5.8%.

Gross Profit

Gross profit increased $120.6 million, or 9.5%, in fiscal 2000 to $1,385.7 million from $1,265.1 million in fiscal 1999. Gross profit as a percentage of net sales was 42.3% in 2000 compared to 43.1% in the previous year. The decline in gross profit percentage was primarily due to increased markdowns taken in the fourth quarter to drive customer traffic during the holiday season and sell through seasonal merchandise, as well as a shift in the level of consumable merchandise available throughout the year.

Selling and Administrative Expenses

Selling and administrative expenses increased $104.8 million in fiscal 2000 from $1,095.5 million in fiscal 1999. As a percentage of net sales, selling and administrative expenses were 36.6% in fiscal 2000 compared to 37.3% in 1999. Fiscal 2000 selling and administrative rate improvement was primarily attributable to more effective leveraging of fixed expenses in the first two quarters of the year combined with more efficient distribution and transportation throughout the year. Additionally, the Company benefited from the fifty-third week of sales in fiscal 2000 as its relatively fixed expense base could be leveraged with the extra week of sales.

Interest Expense

Interest expense increased to $22.9 million in fiscal 2000 from $16.4 million in fiscal 1999. The change in interest expense reflects higher average borrowing levels and higher effective interest rates.

Income Taxes

The effective tax rate of the Company was 39.5% in both fiscal 2000 and 1999.

CAPITAL RESOURCES AND LIQUIDITY

On May 8, 2001, the Company entered into a $512.5 million senior unsecured revolving credit agreement ("Revolving Credit Agreement") with a group of financial institutions, which consists of a $358.75 million three-year revolving credit facility and a $153.75 million 364-day facility, renewable annually. The Revolving Credit Agreement replaced the Company's $500 million senior unsecured Revolving Credit Facility ("Prior Revolver") that was due to expire on May 6, 2002. The average interest rate under the Revolving Credit Agreement during fiscal 2001 was 5.41 percent.

Also on May 8, 2001, the Company completed a $204 million private placement of unsecured senior notes ("Senior Notes") with maturities ranging from four to six years. The Senior Notes were issued with a weighted-average yield of 7.71 percent and rank parri passu with the Company's Revolving Credit Agreement. Proceeds from the issue were used to pay down the Prior Revolver.

Both the Revolving Credit and Senior Note Agreements contain customary affirmative and negative covenants including financial covenants requiring the Company to maintain specified fixed charge coverage and leverage ratios as well as a minimum level of net worth.

On October 30, 2001, the financial covenants of the Revolving Credit Agreement were amended to provide the Company with increased operating flexibility. On February 25, 2002, both the Revolving Credit Agreement and the Senior Note Agreement were amended to exclude the non-cash 2001 fourth quarter charge, described elsewhere herein, from the fixed charge coverage and leverage ratio financial covenant calculations. As part of the amendments, the Company provided collateral, consisting principally of its inventories, as security for both the Revolving Credit and Senior Note Agreements, and agreed to certain changes in other terms.

The second amendment to the Revolving Credit Agreement imposed certain limitations on the extent to which the Company may borrow under the Revolving Credit Agreement. The Company's borrowing base will fluctuate monthly based on the value of the Company's inventory, as determined in accordance with the Revolving Credit Agreement. The Company believes that the value of its inventory, while it will vary seasonally, is sufficient to provide it with the liquidity to meet its borrowing needs.

The primary sources of liquidity for the Company have been cash flow from operations, proceeds from the Senior Notes, and as necessary, borrowings under the Revolving Credit Agreement. Working capital at February 2, 2002, was $672.2 million and for the year then ended net cash provided by operations was $150.9 million. The Company had no direct borrowings under the Revolving Credit Agreement at February 2, 2002. At such date, the Company was contingently liable for outstanding letters of credit totaling $32.8 million, and had $17.5 million of invested funds.

Capital expenditures were $107.6 million in fiscal 2001, $114.8 million in fiscal 2000, and $83.1 million in fiscal 1999. Capital expenditures in 2001 were primarily driven by investments in strategic initiatives in conjunction with the Company's strategic repositioning, as well as new store openings and the completion of a new distribution center in Tremont, Pennsylvania. Capital expenditures in 1999 and 2000 were primarily driven by new store openings and additional distribution center capacity. Capital expenditure requirements in 2002 are anticipated to be approximately $100 million, primarily to convert remaining stores to the Big Lots name, invest in new stores and store expansions, as well as the continued construction of a new distribution facility in Durant, Oklahoma.

CAPITAL RESOURCES AND LIQUIDITY *(Concluded)*

The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing, and cash management activities. The Company does not expect changes in interest rates in 2002 to have a material effect on income or cash flows; however, there can be no assurances that interest rates will not materially change.

The Company continues to believe that it has, or if necessary has the ability to obtain, adequate resources to fund ongoing operating requirements, future capital expenditures related to the expansion of existing businesses, development of new projects, and currently maturing obligations. Additionally, management is not aware of any current trends, events, demands, commitments or uncertainties which reasonably can be expected to have a material impact on the liquidity, capital resources, financial position or results of operations of the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

As disclosed in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements, the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgement.

The Company's accounting policies are more fully described in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements. The Company has certain accounting policies which are described below.

Merchandise inventory. Merchandise inventory is carried at the lower of cost or market on a first-in, first-out basis, primarily on the retail method. Certain assumptions are made to assess that inventory is recorded properly at the lower of cost or market, based on historical experience and current information.

Long-lived assets. The Company has long-lived assets which consist primarily of property and equipment. The Company estimates useful lives on buildings and equipment using assumptions based on historical data and industry trends. In evaluating the fair value and future benefits of long-lived assets, the anticipated undiscounted future net cash flow of the related long-lived assets is calculated and compared to the carrying value on the Company's books. Management believes that the long-lived assets' carrying values and useful lives are appropriate.

Insurance reserves. The Company is self-insured for certain losses relating to general liability, workers' compensation, and employee medical benefit claims. The Company has purchased stop-loss coverage in order to limit its exposure to significant claims. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported.

Income taxes. The Company has generated deferred tax assets or liabilities due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has established a valuation allowance to reduce its deferred tax assets to the balance that is more likely than not to be realized. The Company records income tax liabilities utilizing known obligations and estimates of potential obligations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES *(Concluded)*

Pension liabilities. Pension and other retirement benefits, including all relevant assumptions required by accounting principles generally accepted in the United States of America, are evaluated each year. Due to the technical nature of retirement accounting, outside actuaries are used to provide assistance in calculating the estimated future obligations. Since there are many estimates and assumptions involved in retirement benefits, differences between actual future events and prior estimates and assumptions could result in adjustments to pension expenses and obligations.

Legal obligations. In the normal course of business, the Company must make continuing estimates of potential future legal obligations and liabilities, which requires the use of management's judgement on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process, however, the ultimate outcome of various legal issues could be different than management's estimates, and adjustments to income could be required.

The above listing is not intended to be a comprehensive list of all the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgement in their application. There are also areas in which management's judgement in selecting any available alternative would not produce a materially different result. See the Company's audited Consolidated Financial Statements and Notes thereto which contain accounting policies and other disclosures required by accounting principles generally accepted in the United States of America.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent Accounting Pronouncements are discussed in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements.

COMMITMENTS

Commitments are discussed in the Long-Term Obligations, the Commitments and Contingencies, and the Leases Notes to the Consolidated Financial Statements.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Big Lots, Inc.:

We have audited the accompanying consolidated balance sheets of BIG LOTS, INC. and subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 2, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of BIG LOTS, INC. and subsidiaries at February 2, 2002 and February 3, 2001, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Dayton, Ohio
February 26, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year		
	2001	2000	1999
(In thousands, except per share amounts)			
Net sales	$3,433,321	$3,277,088	$2,933,690
Costs and expenses:			
Cost of sales	2,092,183	1,891,345	1,668,623
Selling and administrative expenses	1,368,397	1,200,277	1,095,453
Interest expense	20,202	22,947	16,447
	3,480,782	3,114,569	2,780,523
Income (loss) from continuing operations before income taxes	(47,461)	162,519	153,167
Income tax expense (benefit)	(18,747)	64,195	60,501
Income (loss) from continuing operations	(28,714)	98,324	92,666
Discontinued operations	8,480	(478,976)	3,444
Net income (loss)	$ (20,234)	$ (380,652)	$ 96,110
Income (loss) per common share – basic:			
Continuing operations	$ (0.25)	$ 0.88	$ 0.84
Discontinued operations	0.07	(4.30)	0.03
	$ (0.18)	$ (3.42)	$ 0.87
Income (loss) per common share – diluted:			
Continuing operations	$ (0.25)	$ 0.87	$ 0.82
Discontinued operations	0.07	(4.26)	0.03
	$ (0.18)	$ (3.39)	$ 0.85

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

	February 2, 2002	February 3, 2001
(In thousands, except par values)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 28,822	$ 30,661
Inventories	705,293	744,945
Deferred income taxes	207,358	177,188
Refundable income taxes	9,308	84,048
Other current assets	43,293	63,725
Total current assets	994,074	1,100,567
Property and equipment – net	515,023	481,909
Other assets	24,112	2,920
	$1,533,209	$1,585,396
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 205,522	$ 201,564
Accrued liabilities	116,352	123,430
Total current liabilities	321,874	324,994
Long-term obligations	204,000	268,000
Deferred income taxes and other liabilities	79,802	64,590
Commitments and contingencies		
Shareholders' equity:		
Common shares – authorized 290,000 shares, $.01 par value; issued 114,398 shares and 112,079 shares, respectively	1,144	1,121
Additional paid-in capital	435,970	416,038
Retained earnings	490,419	510,653
Total shareholders' equity	927,533	927,812
	$1,533,209	$1,585,396

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Shares	Additional Paid-In Capital	Retained Earnings	Total
(In thousands)				
Balance – January 30, 1999	$1,095	$385,612	$795,195	$1,181,902
Net income			96,110	96,110
Exercise of stock options	12	16,175		16,187
Contribution to savings plan	3	5,860		5,863
Balance – January 29, 2000	1,110	407,647	891,305	1,300,062
Net loss			(380,652)	(380,652)
Exercise of stock options	8	4,508		4,516
Contribution to savings plan	3	3,883		3,886
Balance – February 3, 2001	1,121	416,038	510,653	927,812
Net loss			(20,234)	(20,234)
Exercise of stock options	18	15,551		15,569
Contribution to savings plan	5	5,519		5,524
Redemption of preferred stock rights		(1,138)		(1,138)
Balance – February 2, 2002	$1,144	$435,970	$490,419	$ 927,533

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year		
	2001	2000	1999
(In thousands)			
Operating activities:			
Net income (loss)	$ (20,234)	$ (380,652)	$ 96,110
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Discontinued operations	(8,480)	478,976	(3,444)
Depreciation and amortization	68,986	62,290	58,488
Deferred income taxes	(20,209)	(119,321)	7,812
Other	6,772	3,781	18,647
Change in assets and liabilities	124,098	(103,166)	(54,765)
Cash provided by (used in) discontinued operations		(249,842)	65,091
Net cash provided by (used in) operating activities	150,933	(307,934)	187,939
Investment activities:			
Capital expenditures	(107,561)	(114,847)	(83,068)
Cash proceeds from sale of business		257,613	
Other	6,123	19,465	355
Net cash provided by (used in) investing activities	(101,438)	162,231	(82,713)
Financing activities:			
Proceeds from (payment of) credit arrangements	(62,549)	77,900	(94,900)
Redemption of preferred stock rights	(1,138)		
Proceeds from exercise of stock options	12,353	2,127	10,105
Net cash provided by (used in) financing activities	(51,334)	80,027	(84,795)
Increase (decrease) in cash and cash equivalents	(1,839)	(65,676)	20,431
Cash and cash equivalents:			
Beginning of year	30,661	96,337	75,906
End of year	$ 28,822	$ 30,661	$ 96,337

The accompanying notes are an integral part of these financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Company is the nation's largest broadline closeout retailer. At February 2, 2002, the Company operated a total of 1,335 stores operating as BIG LOTS, BIG LOTS FURNITURE, PIC 'N' SAVE, and MAC FRUGAL'S BARGAINS◦CLOSEOUTS. Wholesale operations are conducted through BIG LOTS WHOLESALE, CONSOLIDATED INTERNATIONAL, WISCONSIN TOY, and with online shopping at biglotswholesale.com.

Fiscal Year

The Company follows the concept of a 52/53 week fiscal year which ends on the Saturday nearest to January 31. Fiscal 2001 and 1999 were comprised of 52 weeks, while fiscal 2000 was comprised of 53 weeks.

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and those subsidiaries of which the Company, directly or indirectly, has the ability to exercise significant influence over operating and financial policies. All significant intercompany transactions have been eliminated.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions which affect reported amounts of assets and liabilities and disclosure of significant contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments which are unrestricted as to withdrawal or use, and which have an original maturity of three months or less. Cash equivalents are stated at cost, which approximates market value.

Inventories

Inventories are stated at the lower of cost or market, first-in first-out basis, primarily on the retail method.

Property and Equipment

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets. Service lives are principally forty years for buildings and from three to ten years for other property and equipment. The Company reviews its long-lived asset balances whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Computer Software Costs

The Company records software development costs in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

Intangible Assets

Trademarks, servicemarks, and other intangible assets are amortized on a straight-line basis over a period of fifteen years.

Investments

Noncurrent investments in equity and debt securities are classified as other assets in the consolidated balance sheets and are stated at fair value. Any unrealized gains on equity securities classified as available-for-sale are recorded in other comprehensive income net of applicable income taxes.

Insurance Reserves

The Company is self-insured for certain losses relating to general liability, workers' compensation, and employee medical benefit claims. The Company has purchased stop-loss coverage in order to limit its exposure to significant claims. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported.

Revenue Recognition

The Company recognizes retail sales in its stores at the time the customer takes possession of merchandise. Wholesale sales are recognized at the time merchandise is shipped to the customer. All sales are net of estimated returns and allowances and exclude sales tax.

Other Comprehensive Income

The Company's other comprehensive income is equal to net income as there are no items that qualify as components of comprehensive income.

Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, requires derivatives to be recorded on the balance sheet as assets or liabilities, measured at fair value. Gains or losses from derivatives resulting from changes in fair value are recorded depending upon whether the instruments meet the criteria for hedge accounting. This Statement was adopted effective February 4, 2001, and does not have an impact on the financial position, results of operations, or cash flows .

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Concluded)*

Recent Accounting Pronouncements *(Concluded)*

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method of accounting for combinations. SFAS No. 142 eliminates the amortization of goodwill and requires goodwill to be reviewed for impairment at least annually and expensed to earnings only in the periods in which the recorded value of goodwill is more than the fair value. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001, and SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company does not believe these pronouncements will have an impact on the financial position, results of operations, or cash flows.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that an obligation associated with the retirement of a tangible long-lived asset be recognized as a liability when incurred. Subsequent to initial measurement, an entity recognizes changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe this pronouncement will have an impact on the financial position, results of operations, or cash flows.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," that address the disposal of a segment of a business. The Statement also amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, and generally would be applied prospectively for disposal activities initiated by a commitment to a plan made after the entity's initial adoption of this Statement. The Company does not believe this pronouncement will have an impact on the financial position, results of operations, or cash flows.

DISCONTINUED OPERATIONS

On June 27, 2000, the Company announced its decision to separate the toy and closeout businesses by divesting the Company's KB Toy Division. The financial statements and notes have been reclassified for all applicable periods presented to reflect the toy segment as a discontinued operation.

On December 7, 2000, the Company closed the sale of its KB Toy Division to an affiliate of Bain Capital, Inc. In connection with the sale, the Company recorded an after-tax loss of $479.0 million consisting of a $48.2 million after-tax loss from operations and a $430.8 million after-tax loss on the disposal of the KB Toy Division.

The buyer purchased the business in conjunction with KB Toy's management, who were retained to lead the KB Toy business. Gross proceeds totaled approximately $305 million, consisting primarily of $258 million in cash, a note with a face amount of $45 million, and a warrant to acquire common stock of the buyer's parent. The note receivable matures on December 7, 2010 and bears interest at a rate of 8 percent. The interest is payable in annual installments to be paid by issuing additional notes with substantially identical terms as the original note. The warrant provides that the Company is entitled to purchase up to 2.5 percent of the common stock of the buyer's parent for a stated per share price. The stock can be purchased any time prior to December 7, 2005. The note and warrant are being accounted for on the cost basis. Proceeds from the sale were used primarily to pay down existing borrowings under the Company's Prior Revolver.

The Company has, as part of the sale agreement, retained the responsibility for certain KB insurance claims incurred through the date of closing of the sale (December 7, 2000). During the fourth quarter of 2001, the Company determined that the estimate for the related insurance reserves exceeded the expected liability. Accordingly, a portion of the insurance reserves established in connection with the sale of the KB Toy Division were adjusted and recorded as income from discontinued operations on the Company's statement of operations. This adjustment resulted in $8.5 million of after-tax income from discontinued operations in the fourth quarter of 2001.

The following are the components of discontinued operations:

	2001	2000	1999
(In thousands)			
Income (loss) from operations of KB Toy Division, net of income taxes of $(31,470) and $2,699 in 2000 and 1999, respectively		$ (48,201)	$ 3,444
Income (loss) on disposal of KB Toy Division, net of income taxes of $5,423 and $(201,953) in 2001 and 2000, respectively	$ 8,480	(430,775)	
	$ 8,480	$(478,976)	$ 3,444

NON-CASH 2001 FOURTH QUARTER CHARGE

In the fourth quarter of fiscal 2001, the Company recorded a non-cash charge of $50.4 million (after-tax), or $0.44 per diluted share. The charge represented a) costs to modify the Company's product assortment and exit certain merchandise categories ($6.1 million after-tax), b) adjustments to the estimated capitalized freight costs related to inbound imported inventories in response to better systems and information ($15.0 million after-tax), c) adjustments to inventory-related costs that were identified as a result of the completion of a significant multi-year conversion to a detailed SKU-level inventory management system ($16.7 million after-tax), and d) changes in estimates and estimating methodology related to insurance reserves ($12.6 million after-tax). These charges are included in the Company's 2001 fourth quarter financial statements.

A critical element of the Company's overall business strategy has been a multi-year initiative to improve its information systems, the final phase of which was completed in fiscal 2001. The new systems have given the Company the ability to track and manage inventories at the SKU level with improved visibility and data. The new systems have also provided better information on inventory balances, and have given management the capability to assess profitability and financial returns down to the SKU level.

Based on an analysis of SKU-level information, the Company decided to modify its product assortment and exit certain categories of merchandise. This decision allowed the Company to expand its consumables and home décor categories, both of which management believes have superior financial returns. The markdowns associated with these discontinued products, all of which were taken during the fourth quarter of fiscal 2001, accounted for approximately $6.1 million (after-tax) of the charge described above. The Company believes this action will result in a more productive product assortment and a greater emphasis on the everyday consumable items that help drive repeat store traffic.

The second component of the charge related to the estimated capitalized import freight costs which are incurred in connection with inbound inventories sourced from outside the United States. New information systems have improved the Company's ability to manage merchandise flow and freight costs. These improved systems have also provided better information and tools for determining the proper amount of capitalized import freight costs to be recorded on the balance sheet. Accordingly, based on this new information, the Company has revised its estimates and methodology, resulting in a $15.0 million (after-tax) charge.

The third component of the charge pertained to inventory-related costs that had not been allocated to the cost of merchandise in the Company's detailed inventory stock ledger and, accordingly, were not being fully allocated to cost of goods sold. The Company identified this issue in the fourth quarter of 2001 as a result of the conversion to the new SKU-based systems, resulting in a $16.7 million (after-tax) charge.

The fourth and final component of the charge related to insurance reserves. At the end of fiscal 2001, the Company analyzed its insurance reserve accounts and implemented a new methodology that provided better actuarial estimates of future claims. This new methodology, combined with an upward trend in 2001 claims, resulted in a $12.6 million (after-tax) charge to increase the Company's insurance reserves. This charge consisted of two elements. The first related to the adjustment of reserves established in connection with the sale of the KB Toy Division, which resulted in $8.5 million (after-tax) income from discontinued operations. The second element of the charge was $21.1 million (after-tax) to increase reserves related to continuing operations.

INCOME TAXES

The provision for income taxes is comprised of the following:

	2001	2000	1999
(In thousands)			
Federal - currently payable	$ 5,529	$95,090	$50,041
Deferred - federal, state, and local	(25,096)	(49,751)	5,905
State and local - currently payable	820	18,856	4,555
	$(18,747)	$64,195	$60,501

A reconciliation between the statutory federal income tax rate and the effective tax rate follows:

	2001	2000	1999
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:			
State and local income taxes, net of federal tax benefit	4.5	4.5	2.5
Work opportunity tax credits	(2.6)	(0.6)	(0.3)
Other	2.6	0.6	2.3
Effective tax rate	39.5 %	39.5%	39.5%

Income tax payments and refunds are as follows:

	2001	2000	1999
(In thousands)			
Income taxes paid	$ 8,969	$68,390	$42,984
Income taxes refunded	(76,558)	(20,679)	(2,488)
Net income taxes paid (refunded)	$(67,589)	$47,711	$40,496

Deferred taxes reflect the effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's deferred tax assets and liabilities are presented in the following table:

	2001	2000
(In thousands)		
Deferred tax assets:		
Uniform inventory capitalization	$ 21,142	$ 23,127
Workers' compensation and other insurance reserves	38,378	23,354
Net operating loss carryforwards	72,518	76,254
Other (each less than 5% of total deferred tax assets)	102,873	72,246
Valuation allowance	(27,553)	(17,793)
Total deferred tax assets	207,358	177,188
Deferred tax liabilities:		
Depreciation	31,182	34,527
Other (each less than 5% of total deferred tax liabilities)	47,169	30,063
Total deferred tax liabilities	78,351	64,590
Net deferred tax assets	$129,007	$112,598

INCOME TAXES *(Concluded)*

The Company has federal pre-tax net operating loss carryforwards arising from the disposition of its KB Toy Division of approximately $139.3 million (approximately $48.7 million tax benefit) that will expire in fiscal 2020. The Company has determined that based on profitability, it is more likely than not that the federal net operating loss carryforwards will be realized in future periods. The Company also has recorded a cumulative state net operating loss benefit of approximately $23.8 million. The state net operating loss carryforwards will expire from fiscal 2004 through fiscal 2021.

The Company has the following tax credit carryforwards:

	Amount	Expiration Date
Federal:		
Alternative Minimum Tax	$5,244,000	None
Work Opportunity Tax Credits	6,187,000	None
Low Income Housing Tax Credits	200,000	fiscal 2018-2021
Foreign Tax Credits	1,146,000	fiscal 2003-2004
State:		
Enterprise Zone Credits	2,150,000	fiscal 2006

The Company has established valuation allowances to reflect that it is more likely than not that a portion of the federal and state deferred tax assets may not be realized.

On March 9, 2002, President George W. Bush signed into law the Job Creation and Worker Assistance Act of 2002, (H.R. 3090) which includes a provision that extends the general net operating loss carryback period to five years for federal tax net operating losses arising in taxable years ending in 2001 and 2002. At the end of fiscal 2001, the Company had approximately $139.3 million (approximately $48.7 million tax benefit) of federal taxable loss carryforwards from the sale of its KB Toy Division generated in fiscal 2000 which the Company will now be able to carryback. It is anticipated that these net operating losses will be fully utilized in the newly expanded carryback period.

LONG-TERM OBLIGATIONS

Long-term debt was comprised of the following:

(In thousands)	2001	2000
Credit Agreements		$268,000
Senior Notes	$204,000	
	$204,000	$268,000

Interest paid was $19.1 million in 2001, $39.7 million in 2000, and $27.4 million in 1999, which includes capitalized interest of $2.4 million, $2.8 million, and $1.7 million, respectively.

LONG-TERM OBLIGATIONS *(Concluded)*

Credit Agreements

On May 8, 2001, the Company entered into a $512.5 million senior unsecured revolving credit agreement ("Revolving Credit Agreement") with a group of financial institutions, which consists of a $358.75 million three-year revolving credit facility and a $153.75 million 364-day facility, renewable annually. The Revolving Credit Agreement replaced the Company's $500 million senior unsecured Revolving Credit Facility ("Prior Revolver") that was due to expire on May 6, 2002. The average interest rate under the Revolving Credit Agreement during fiscal 2001 was 5.41 percent.

The Revolving Credit Agreement contains customary affirmative and negative covenants including financial covenants requiring the Company to maintain specified fixed charge coverage and leverage ratios as well as a minimum level of net worth.

On October 30, 2001, the financial covenants of the Revolving Credit Agreement were amended to provide the Company with increased operating flexibility. On February 25, 2002, the Revolving Credit Agreement was amended to exclude the non-cash 2001 fourth quarter charge from the fixed charge coverage and leverage ratio financial covenant calculations. As part of the amendment, the Company provided collateral, consisting principally of its inventories, as security for the loans and agreed to certain changes in other terms.

The second amendment to the Revolving Credit Agreement imposed certain limitations on the extent to which the Company may borrow under the Revolving Credit Agreement. The Company's borrowing base will fluctuate monthly based on the value of the Company's inventory, as determined under the Revolving Credit Agreement. The Company believes that the value of its inventory, while it will vary seasonally, is sufficient to provide it with the liquidity to meet its borrowing needs.

The Company had no direct borrowings under the Revolving Credit Agreement at February 2, 2002. At such date, the Company was contingently liable for outstanding letters of credit totaling $32.8 million, and had $17.5 million of invested funds.

Senior Notes

On May 8, 2001, the Company completed a $204 million private placement of unsecured senior notes ("Senior Notes") with maturities ranging from four to six years. The Senior Notes were issued with a weighted-average yield of 7.71 percent and rank parri passu with the Company's Revolving Credit Agreement. Proceeds from the issue were used to pay down the Prior Revolver.

The Senior Note Agreement contains customary affirmative and negative covenants including financial covenants requiring the Company to maintain specified fixed charge coverage and leverage ratios as well as a minimum level of net worth.

On February 25, 2002, the Senior Note Agreement was amended to exclude the non-cash 2001 fourth quarter charge from the fixed charge coverage and leverage ratio financial covenant calculations. As part of the amendment, the Company provided collateral, consisting principally of its inventories, as security for the Senior Notes and agreed to certain changes in other terms.

COMMITMENTS AND CONTINGENCIES

The Company has commitments to certain vendors for future inventory purchases totaling approximately $445.4 million at February 2, 2002. Terms of the commitments provide for these inventory purchases to be made through fiscal 2004 or later as may be extended. There are no annual minimum purchase requirements.

The Company and certain subsidiaries are named as defendants in various legal proceedings and claims, including various employment related matters, which are incidental to their ordinary course of business. Management believes they have meritorious defenses and will aggressively defend the Company in these actions. No liabilities have been recorded relating to these matters because the obligations are not viewed as probable.

The Company is self-insured for certain losses relating to general liability, workers' compensation, and employee medical benefit claims. The Company has purchased stop-loss coverage in order to limit its exposure to significant claims. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported.

EMPLOYEE BENEFIT PLANS

Pension Benefits

The Company has a qualified defined benefit pension plan ("Pension Plan") covering certain employees hired on or before March 31, 1994, and a non-qualified supplemental defined benefit pension plan ("Supplemental Pension Plan"). Benefits under each plan are based on credited years of service and the employee's compensation during the last five years of employment. The Company's funding policy of the Pension Plan is to contribute annually the amount required to meet ERISA funding standards and to provide not only for benefits attributed to service to date but also for those anticipated to be earned in the future. The Company maintains the Supplemental Pension Plan for those executives whose benefits were frozen in the Pension Plan on or subsequent to January 1, 1996. The Supplemental Pension Plan constitutes a contract to pay benefits upon retirement as therein defined. The Supplemental Pension Plan is designed to pay the same benefits in the same amount as if the participants continued to accrue benefits under the Pension Plan. The Company has no obligation to fund the Supplemental Pension Plan, and all assets and amounts payable under the Supplemental Pension Plan are subject to the claims of the general creditors of the Company.

EMPLOYEE BENEFIT PLANS *(Continued)*

Pension Benefits *(Continued)*

The following provides a reconciliation of projected benefit obligations, plan assets, and funded status of all plans as of December 31.

	2001	2000
(In thousands)		
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$35,924	$34,921
Service cost	3,377	3,221
Interest cost	2,658	2,382
Benefits paid	(2,363)	(2,625)
Plan amendment	152	
Actuarial (gain) loss	1,932	(1,975)
Projected benefit obligation at end of year	$41,680	$35,924
Change in plan assets:		
Fair market value at beginning of year	$25,993	$26,610
Actual return on plan assets	(1,331)	(1,559)
Employer contribution	2,963	3,567
Benefits paid	(2,363)	(2,625)
Fair market value at end of year	$25,262	$25,993
Funded status	$(16,417)	$ (9,931)
Unrecognized actuarial loss	11,510	6,553
Unrecognized transition obligation	159	172
Unrecognized prior service cost	17	(271)
Accrued benefit cost	$ (4,731)	$ (3,477)

Assumptions used in each year of the actuarial computations were:

	2001	2000
Discount rate	7.2%	7.6%
Rate of increase in compensation levels	5.5%	5.5%
Expected long-term rate of return	9.0%	9.0%

The components of net periodic pension cost are comprised of the following:

	2001	2000	1999
(In thousands)			
Service cost - benefits earned in the period	$3,377	$3,221	$3,350
Interest cost on projected benefit obligation	2,658	2,382	2,074
Expected investment return on plan assets	(2,227)	(2,312)	(2,008)
Net amortization and deferral	409	(20)	778
Net periodic pension cost	$4,217	$3,271	$4,194

EMPLOYEE BENEFIT PLANS *(Concluded)*

Pension Benefits *(Concluded)*

The following sets forth certain information for the qualified defined benefit pension plan and the non-qualified supplemental defined benefit pension plan.

	Funded Qualified Defined Benefit Pension Plan		Unfunded Non-Qualified Supplemental Defined Benefit Pension Plan	
	2001	2000	2001	2000
(In thousands)				
Projected benefit obligation	$37,988	$33,223	$3,691	$2,701
Accumulated benefit obligation	28,178	24,168	1,942	1,388
Fair market value of plan assets	25,262	25,993		

Savings Plan

The Company has a savings plan with a 401(k) deferral feature and a Top Hat Plan with a similar deferral feature for all eligible employees. Provisions of $2.0 million, $6.9 million, and $5.3 million have been charged to operations in fiscal 2001, 2000, and 1999, respectively.

LEASES

Leased property consists primarily of the Company's retail stores and certain warehouse space. Many of the store leases have rent escalations and provide that the Company pay for real estate taxes, utilities, liability insurance, and maintenance. Certain leases provide for contingent rents, in addition to the fixed monthly rent, based on a percentage of store sales above a specified level. In addition, some leases provide options to extend the original terms for an additional two to twenty years. Minimum lease commitments as of February 2, 2002, are as follows:

	Operating Leases
(In thousands)	
2002	$144,215
2003	129,527
2004	106,790
2005	84,699
2006	59,445
Subsequent to 2006	107,875
	$632,551

LEASES *(Concluded)*

Total rental expense charged to operations for operating leases of stores and warehouses consisted of the following:

	2001	2000	1999
(In thousands)			
Minimum rentals	$160,058	$150,270	$155,237
Contingent rentals	1,169	(285)	1,051
	$161,227	$149,985	$156,288

SHAREHOLDERS' EQUITY

Income Per Share

There are no adjustments required to be made to weighted-average common shares outstanding for purposes of computing basic and diluted income per share and there were no securities outstanding at February 2, 2002, which were excluded from the computation of income per share. Fully diluted shares are not presented for the year ended February 2, 2002, as the Company incurred a loss and to include these shares would be antidilutive. At February 2, 2002, an aggregate of 200,663 common shares subject to unexercised stock options have been excluded from the computation of diluted earnings per share.

A reconciliation of the number of weighted-average common shares outstanding used in the basic and diluted income per share computations is as follows:

	Weighted-Average Common Shares Outstanding		
	2001	2000	1999
(In thousands)			
Basic	113,660	111,432	110,360
Dilutive effect of stock options		982	2,592
Diluted	113,660	112,414	112,952

Stockholder Rights Plan

On August 22, 2001, the Company announced that its Board of Directors had unanimously voted to redeem the preferred stock rights under the Company's Rights Agreement. The redemption was a direct result of the Company's redomestication into Ohio, as approved by its shareholders at the Company's 2001 Annual Meeting. Pursuant to the terms of the Rights Agreement, the Company redeemed the rights by paying a redemption price of $0.01 per right. The redemption was made to all shareholders of record as of the close of business on August 31, 2001.

STOCK PLANS

Stock Option Plans

The Big Lots, Inc. 1996 Performance Incentive Plan, as amended ("Incentive Plan"), provides for the issuance of stock options, restricted stock, performance units, stock equivalent units, and stock appreciation rights ("SARs"). The number of newly issued common shares available for issuance under the Incentive Plan at the time of the plan's inception was 3,125,000 plus an additional one percent of the total number of issued shares, including any Treasury Stock, at the start of the Company's fiscal year plus shares available but not issued in previous years of the Incentive Plan. Total newly issued common shares available for use under the Incentive Plan shall not exceed 15 percent of the total issued and outstanding common shares as of any measurement date. At February 2, 2002, 11,351,757 common shares were available for issuance under the Incentive Plan. The term of each award is determined by a committee of the Board of Directors charged with administering the Incentive Plan. Stock options granted under the Incentive Plan may be either nonqualified or incentive stock options and the exercise price may not be less than the fair market value, as defined by the Incentive Plan, of the underlying common shares on the date of award. The award price of a SAR is to be a fixed amount not less than 100 percent of the fair market value of a common share at the date of award. Upon an effective change in control of the Company, all awards outstanding under the Incentive Plan automatically vest.

The Company has a Director Stock Option Plan ("DSOP"), for nonemployee directors, pursuant to which up to 781,250 common shares may be issued upon exercise of options granted thereunder. The DSOP is administered by the Compensation Committee of the Board of Directors pursuant to an established formula. Neither the Board of Directors nor the Compensation Committee exercise any discretion in administration of the DSOP. Grants are made annually, approximately 90 days following the annual meeting of shareholders, at an exercise price equal to 100 percent of the fair market value on the date of grant. The present formula provides for an annual grant of 5,000 options to each nonemployee director which becomes fully exercisable over a three-year period: 20 percent the first year and 40 percent each subsequent year, beginning one year subsequent to grant.

Changes in the status of outstanding options were as follows:

	Options	Price *(a)*
Outstanding at January 30, 1999	11,942,887	$16.85
Granted	392,500	19.42
Exercised	1,177,126	7.17
Forfeited	303,793	26.64
Outstanding at January 29, 2000	10,854,468	17.73
Granted	2,474,000	11.70
Exercised	754,145	3.02
Forfeited	1,778,098	19.77
Outstanding at February 3, 2001	10,796,225	17.02
Granted	2,497,019	11.53
Exercised	1,775,649	6.87
Forfeited	1,450,174	22.41
Outstanding at February 2, 2002	10,067,421	$16.65

(a) Weighted-average per share exercise price.

STOCK PLANS *(Concluded)*

The following table summarizes information about the Company's stock option plans at February 2, 2002:

Range of Prices		Options Outstanding			Options Exercisable	
Greater Than	Less Than or Equal to	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$ 1	$10	253,732	6.6	$ 9.34	92,932	$ 8.57
$10	$20	7,587,669	6.5	12.55	3,534,850	12.87
$20	$30	1,180,626	5.2	26.12	1,093,826	26.46
$30	$40	1,006,894	6.1	37.38	575,626	37.24
$40		38,500	5.8	40.82	35,100	40.84
		10,067,421	6.3	$16.65	5,332,334	$18.40

The Company previously adopted SFAS No. 123, "Accounting for Stock-Based Compensation" and, as permitted by this standard, will continue to apply the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to its stock options and other stock-based employee compensation awards.

If compensation cost for stock option awards had been determined based on the fair value at the grant date, consistent with the method prescribed by SFAS No. 123, pro forma net income (loss) and income (loss) per share would have been as follows:

	2001	2000	1999
(In thousands, except per share amounts)			
Net income (loss):			
As reported	$(20,234)	$ (380,652)	$96,110
Pro forma	(26,990)	(384,826)	83,847
Income (loss) per common share - basic:			
As reported	$ (0.18)	$ (3.42)	$ 0.87
Pro forma	(0.24)	(3.45)	0.76
Income (loss) per common share - diluted:			
As reported	$ (0.18)	$ (3.39)	$ 0.85
Pro forma	(0.24)	(3.42)	0.74

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000	1999
Weighted-average fair value of options granted	$11.53	$11.76	$19.71
Risk-free interest rates	4.5%	4.8%	6.4%
Expected life (years)	1.1	2.5	2.2
Expected volatility	51.2%	66.0%	69.0%

ADDITIONAL DATA

The following is a summary of certain financial data:

	2001	2000
(In thousands)		
Property and equipment - at cost:		
Land	$ 39,240	$ 36,040
Buildings	447,800	359,951
Fixtures and equipment	504,228	441,113
Transportation equipment	23,692	23,824
	1,014,960	860,928
Construction-in-progress	7	65,996
	1,014,967	926,924
Less accumulated depreciation	499,944	445,015
	$ 515,023	$ 481,909
Accrued liabilities:		
Salaries and wages	$ 36,391	$ 45,874
Property, payroll, and other taxes	76,509	76,973
Other	3,452	583
	$ 116,352	$ 123,430

The following analysis supplements changes in current assets and current liabilities presented in the Consolidated Statements of Cash Flows:

	2001	2000	1999
(In thousands)			
Inventories	$ 39,652	$ (9,019)	$(46,061)
Other current assets	12,826	(21,235)	(2,814)
Accounts payable	3,958	12,446	(9,868)
Accrued liabilities	(7,078)	26,935	(3,001)
Income taxes	74,740	(112,293)	6,979
	$124,098	$ (103,166)	$(54,765)

The $74.7 million change in income taxes in 2001 is primarily due to a $73.2 million federal income tax refund. The refund was generated through the recovery of federal taxes paid for 1998 and 1999 due to the carryback of the fiscal 2000 net operating loss from the sale of the KB Toy Division.

SELECTED QUARTERLY FINANCIAL DATA *(Unaudited)*

Summarized quarterly financial data for fiscal 2001, 2000, and 1999 is presented below:

(In thousands, except per share amounts) (a)	First	Second	Third	Fourth	Year
2001					
Net sales	$773,621	$748,380	$ 773,106	$1,138,214	$ 3,433,321
Gross profit	313,918	299,927	316,641	410,652	1,341,138
Income (loss) from continuing operations	298	(10,699)	(16,364)	(1,949)	(28,714)
Net income (loss)	298	(10,699)	(16,364)	6,531	(20,234)
Income (loss) per common share - basic:					
Continuing operations	0.00	(0.09)	(0.14)	(0.02)	(0.25)
Discontinued operations	0.00	0.00	0.00	0.08	0.07
	$ 0.00	$ (0.09)	$ (0.14)	$ 0.06	$ (0.18)
Income (loss) per common share - diluted:					
Continuing operations	0.00	(0.09)	(0.14)	(0.02)	(0.25)
Discontinued operations	0.00	0.00	0.00	0.08	0.07
	$ 0.00	$ (0.09)	$ (0.14)	$ 0.06	$ (0.18)
2000					
Net sales	$723,139	$708,518	$ 733,495	$1,111,936	$ 3,277,088
Gross profit	303,693	298,510	312,574	470,966	1,385,743
Income from continuing operations	14,324	9,277	6,570	68,153	98,324
Net income (loss)	(13,177)	(62,679)	(400,018)	95,222	(380,652)
Income (loss) per common share - basic:					
Continuing operations	0.13	0.08	0.06	0.61	0.88
Discontinued operations	(0.25)	(0.64)	(3.65)	0.24	(4.30)
	$ (0.12)	$ (0.56)	$ (3.59)	$ 0.85	$ (3.42)
Income (loss) per common share - diluted:					
Continuing operations	0.13	0.08	0.06	0.61	0.87
Discontinued operations	(0.25)	(0.64)	(3.61)	0.24	(4.26)
	$ (0.12)	$ (0.56)	$ (3.55)	$ 0.85	$ (3.39)
1999					
Net sales	$644,579	$641,638	$ 673,530	$ 973,943	$ 2,933,690
Gross profit	278,476	273,246	285,990	427,355	1,265,067
Income from continuing operations	12,773	8,419	7,720	63,754	92,666
Net income (loss)	(3,721)	(4,416)	(15,012)	119,259	96,110
Income (loss) per common share - basic:					
Continuing operations	0.12	0.08	0.07	0.58	0.84
Discontinued operations	(0.15)	(0.12)	(0.21)	0.50	0.03
	$ (0.03)	$ (0.04)	$ (0.14)	$ 1.08	$ 0.87
Income (loss) per common share - diluted:					
Continuing operations	0.11	0.07	0.07	0.57	0.82
Discontinued operations	(0.14)	(0.11)	(0.20)	0.49	0.03
	$ (0.03)	$ (0.04)	$ (0.13)	$ 1.06	$ 0.85

(a) Income (loss) per share calculations for each quarter are based on the applicable weighted-average shares outstanding for each period and may not necessarily be equal to the full year income (loss) per share amount.

STORE LOCATIONS

With the exception of 53 owned store sites, all stores are leased. Store leases generally provide for fixed monthly rental payments plus the payment, in most cases, of real estate taxes, utilities, insurance, and common area maintenance. In some locations, the leases provide formulas requiring the payment of a percentage of sales as additional rent. Such payments are generally only required when sales reach a specified level. The typical lease is for an initial term of five years with multiple three to five year renewal options. The following table sets forth store location information as of February 2, 2002.

NUMBER OF STORES OPEN



State	Stores	State	Stores
Alabama	34	Montana	1
Arizona	24	Nebraska	4
Arkansas	9	Nevada	9
California	183	New Hampshire	6
Colorado	15	New Jersey	5
Connecticut	5	New Mexico	10
Delaware	2	New York	36
Florida	104	North Carolina	51
Georgia	62	North Dakota	2
Idaho	4	Ohio	129
Illinois	39	Oklahoma	16
Indiana	52	Oregon	9
Iowa	8	Pennsylvania	47
Kansas	11	South Carolina	26
Kentucky	43	Tennessee	46
Louisiana	24	Texas	100
Maine	2	Utah	9
Maryland	10	Virginia	38
Massachusetts	11	Washington	15
Michigan	47	West Virginia	25
Minnesota	6	Wisconsin	14
Mississippi	14	Wyoming	2
Missouri	26		

Total Stores	1,335
Number of States	45

DIRECTORS AND EXECUTIVES

BOARD OF DIRECTORS

Albert J. Bell
Vice Chairman and Chief Administrative Officer, Big Lots, Inc.

Sheldon M. Berman
Chairman, Macaroons, Inc.
Chairman, Xtreem Creative, Inc.

W. Eric Carlborg
Managing Director, Merrill Lynch

Michael L. Glazer
Chief Executive Officer, KB Toys

David T. Kollat
President, 22, Inc.

Brenda J. Lauderback
former Group President, Nine West Group, Inc.

Michael J. Potter
Chairman, Chief Executive Officer and President, Big Lots, Inc.

Dennis B. Tishkoff
Chairman and Chief Executive Officer, Drew Shoe Corporation

William A. Wickham
Chairman and Chief Executive Officer, SBC Advertising

COMPANY EXECUTIVES

Chairman, Chief Executive Officer and President

Michael J. Potter

Vice Chairman and Chief Administrative Officer

Albert J. Bell

Executive Vice Presidents

Kent Larsson
Merchandising & Sales Promotion

Donald A. Mierzwa
Store Operations

Brad A. Waite
Human Resources & Loss Prevention

Senior Vice Presidents

Lisa M. Bachmann
Merchandise Planning, Allocation & Presentation

Steven M. Bromet
Chief Information Officer

John J. Johnson
General Merchandise Manager

Jeffrey G. Naylor
Chief Financial Officer

Norman J. Rankin
General Merchandise Manager

Harold A. Wilson
Distribution & Transportation Services

Vice Presidents

Timothy C. Anderson
Store Control

Armen Bahadurian
Wholesale

Loyd R. Barron
Store Operations

Kristene Burleigh
Merchandising

Robert K. Carter
Merchandise Planning & Analysis

Joseph P. Chrisman
Store Operations

William Coney
Store Operations

Joe R. Cooper
Treasurer

Patrick W. Curry
Sales Promotion

Lyle E. Davis
Merchandising

Penny L. Davis
Associate Relations & Development

Kevin R. Day
Market Research & Site Selection

Anita C. Elliott
Controller

Roger D. Erwin
Store Operations

Charles C. Freidenberg
Divisional Merchandise Manager

Mollie M. Hall
Store Operations

Charles W. Haubiel II
General Counsel & Corporate Secretary

Kathleen R. Hupper
Real Estate Administration

Charles L. Kidder
Furniture Operations

Timothy D. Kolp
Real Estate

Barbara L. Kraus
Merchandise Allocation

Steven B. Marcus
Wholesale

Todd A. Noethen
Distribution Support Services

Steven B. Page
Store Operations

Judith A. Panoff
Divisional Merchandise Manager

Andrew W. Robinson
Divisional Merchandise Manager

Jo L. Roney
Human Resources Services

Michael A. Schlonsky
Risk Management & Administrative Services

Vicki R. Velt
Information Systems Development

Richard P. Wadley
Store Operations

L. Michael Watts
Tax

Daniel K. Wilder
Supply Chain Management

Kevin R. Wolfe
Loss Prevention

Marion A. Zingaro
Transportation Services

NOTICE OF ANNUAL MEETING

The annual meeting of shareholders will be held at 9:00 a.m. EDT on Tuesday, May 21, 2002, at the Big Lots, Inc. corporate offices, 300 Phillipi Road, Columbus, Ohio. Whether or not you plan to attend, you are encouraged to return the proxy which accompanies this report to ensure that your shares will be represented. In accordance with the accompanying proxy statement, shareholders who attend the meeting may withdraw their proxies and vote in person if they so desire.

COMPANY INFORMATION

TRANSFER AGENT & REGISTRAR

National City Bank
1900 East Ninth Street
Cleveland, Ohio 44144

INVESTMENT INQUIRIES

Investor Relations Department
300 Phillipi Road
Columbus, Ohio 43228-0512
(614) 278-6622

INDEPENDENT AUDITORS

Deloitte & Touche LLP
1700 Courthouse Plaza NE
Dayton, Ohio 45402-1788

NYSE TRADING SYMBOL

BLI

COMMUNICATIONS

Public Relations Department
300 Phillipi Road
Columbus, Ohio 43228-0512
(614) 278-6820

TELEPHONE

614-278-6800

HOME PAGE

www.biglots.com

E-mail

talk2us@biglots.com

BIG LOTS!™

BIG LOTS, INC.
300 Phillipi Road
Columbus, Ohio 43228